UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41794

Aris Mining Corporation

(Translation of registrant’s name into English)

SUITE 2400 - 1021 WEST HASTINGS ST., VANCOUVER, BC, CANADA V6E 0C3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARIS MINING CORPORATION

By:	(s) Ashley Baker
Ashley Baker
Chief Legal Officer

Date: April 16, 2026

EXHIBIT INDEX

See the Exhibits listed below.

Exhibit Number	Description

99.1	Aris Mining Corporation Amended and Restated Restricted Share Unit Plan
99.2	Aris Mining Corporation Amended and Restated Performance Share Unit Plan
99.3	Aris Mining Corporation Amended and Restated Incentive Stock Option Plan